Exhibit 23.3
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the DigitalOcean Holdings, Inc. 2021 Equity Incentive Plan and the DigitalOcean Holdings, Inc. 2021 Employee Stock Purchase Plan of our report dated February 22, 2023 (except for the effects of the revision discussed in Note 2 (not presented therein) to the consolidated financial statements appearing under Item 8 of the Company’s 2022 Annual Report (Form 10-K/A) and Note 14, as to which the date is August 11, 2023), with respect to the consolidated financial statements of DigitalOcean Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
February 25, 2025